# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Waldencast plc, CIK 0001840199
CUSIP: G9503X103
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 81 Fulham Road, London, United Kingdom (X0), SW3 6RD
Date of event which requires filing of this statement: 08/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002084057

## Reporting persons
- FVF PARTICIPACOES LTDA.: type of reporting person: investment adviser (IA); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 7,013,199; sole dispositive power 0; shared dispositive power 7,013,199; aggregate amount beneficially owned 7,013,199 (6.1% of the class)
- ANNAPURNA INVESTMENT FUND LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); sole voting power 0; shared voting power 7,013,119; sole dispositive power 0; shared dispositive power 7,013,119; aggregate amount beneficially owned 7,013,119 (6.1% of the class)
- ANTONIO CARLOS DE FREITAS VALLE: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 7,013,119; sole dispositive power 0; shared dispositive power 7,013,119; aggregate amount beneficially owned 7,013,119 (6.1% of the class)

## Item 1. Issuer
Name of issuer: Waldencast plc
Address of issuer's principal executive offices: 81 Fulham Road, London, SW3 6RD, United Kingdom

## Item 2. Person Filing
Name of person filing:
FVF Participacoes Ltda.
Annapurna Investment Fund Ltd.
Antonio Carlos de Freitas Valle
Address of principal business office or, if none, residence:
FVF Participacoes Ltda.
Avenida Brigadeiro Faria Lima n 2.277, conj. 1601
Sao Paulo, Brazil, CEP 01452-000

Annapurna Investment Fund Ltd.
The Bahamas Financial Centre, 4th Floor
Shirley & Charlotte Streets
P.O. Box CB-13515
Nassau, The Bahamas

Antonio Carlos de Freitas Valle
Avenida Brigadeiro Faria Lima n 2.277, conj. 1601
Sao Paulo, Brazil, CEP 01452-000
Citizenship:
FVF Participacoes Ltda. - Brazil
Annapurna Investment Fund Ltd. - Bahamas
Antonio Carlos de Freitas Valle - Brazil

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FVF Participacoes Ltda. - 7,013,199
Annapurna Investment Fund Ltd. - 7,013,119
Antonio Carlos de Freitas Valle - 7,013,119
Percent of class:
FVF Participacoes Ltda. - 6.1%*
Annapurna Investment Fund Ltd. - 6.1%*
Antonio Carlos de Freitas Valle - 6.1%*
Sole power to vote or to direct the vote:
FVF Participacoes Ltda. - 0
Annapurna Investment Fund Ltd. - 0
Antonio Carlos de Freitas Valle - 0
Shared power to vote or to direct the vote:
FVF Participacoes Ltda. - 7,013,199
Annapurna Investment Fund Ltd. - 7,013,119
Antonio Carlos de Freitas Valle - 7,013,119
Sole power to dispose or to direct the disposition:
FVF Participacoes Ltda. - 0
Annapurna Investment Fund Ltd. - 0
Antonio Carlos de Freitas Valle - 0
Shared power to dispose or to direct the disposition:
FVF Participacoes Ltda. - 7,013,199
Annapurna Investment Fund Ltd. - 7,013,119
Antonio Carlos de Freitas Valle - 7,013,119

* Percent of class is calculated based on an aggregate of (i) 112,644,711 shares of Class A ordinary shares, par value $0.0001 per share ("Common Stock") outstanding as of April 30, 2025, as reported in the Issuer's Form 6-K filed on May 13, 2025 and (ii) 1,611,133 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating its respective beneficial ownership.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of FVF Participacoes Ltda. None of those advisory clients, other than Annapurna Investment Fund Ltd., may be deemed to beneficially own more than 5% of the Class A ordinary shares, par value $0.0001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- FVF PARTICIPACOES LTDA.: By: /s/ Antonio Carlos de Freitas Valle, Antonio Carlos de Freitas Valle, Director (09/04/2025)
- ANNAPURNA INVESTMENT FUND LTD.: By: /s/ Antonio Carlos de Freitas Valle, Antonio Carlos de Freitas Valle, Director (09/04/2025)
- ANTONIO CARLOS DE FREITAS VALLE: By: /s/ Antonio Carlos de Freitas Valle, Antonio Carlos de Freitas Valle (09/04/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.